Exhibit 99.2

15 November 2012	For analyst and media enquiries, please
call Sean O’Sullivan on +61 2 82745246

2nd quarter net operating profit US$34.8m

Six month net operating profit US$78.6m

(excluding asbestos, ASIC expenses and tax adjustments)

James Hardie announces a financial year 2013

first half dividend of US5.0 cents per security

James Hardie today announced a US$34.8 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 30 September 2012, a decrease of 16% compared to US$41.2 million in the corresponding quarter of the prior year. Net operating profit for the quarter was unfavourably impacted by an increase of US$5.7 million in an accounting provision for certain product liability claims in New Zealand that now have reduced access to recoveries from third parties to cover a portion of the costs incurred in resolving these claims. Net operating profit for the quarter also includes a recovery of US$2.7 million for legal costs associated with the conclusion of RCI Pty Ltd’s (“RCI”) disputed amended tax assessment with the Australian Taxation Office (“ATO”).

For the half year, net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 2% to US$78.6 million from US$80.6 million in the prior corresponding period. Net operating profit for the half year includes a US$5.5 million foreign exchange gain on an Australian dollar intercompany loan and a recovery of US$2.7 million for legal costs associated with the conclusion of RCI’s disputed amended tax assessment with the ATO. Net operating profit for the half year was unfavourably impacted an increase of US$5.7 million in an accounting provision for certain product liability claims in New Zealand, as noted above.

CEO Commentary

“In the US, an improved operating environment and growth in the US housing market during the quarter indicates that a sustainable recovery is underway. Sales volume in the USA and Europe Fibre Cement segment increased 6% when compared to the same quarter last year,” said James Hardie CEO, Louis Gries.

In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 8. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs”). Unless otherwise stated, results and comparisons are of the 2nd quarter and 1st half of the current fiscal year versus the 2nd quarter and 1st half of the prior fiscal year.

Media Release: James Hardie – 2nd Quarter and Half Year FY12	1

“Funding of market development initiatives has been increased in anticipation of market demand moving back to more normal levels. This, together with a lower average net sales price, resulted in a reduction in EBIT when compared to the same quarter last year.”

“Although recent market indicators in New Zealand are encouraging, both the Australia and New Zealand businesses contended with a subdued operating environment during the quarter. Given these conditions, the Asia Pacific Fibre Cement segment is performing well, but contributed lower earnings for the period,” Mr Gries added.

Operating Performance

For the quarter, total net sales increased 1% to US$334.4 million and gross profit was down 1% to US$111.3 million, EBIT excluding asbestos and ASIC expenses decreased 21% to US$45.9 million compared to the prior corresponding quarter. EBIT including asbestos and ASIC expenses for the quarter moved from US$143.6 million in the second quarter of last year to US$22.8 million in the second quarter of the current year.

For the half year, total net sales increased 4% to US$674.1 million and gross profit was relatively flat at US$221.3 million compared to US$220.8 million in the prior corresponding period. EBIT excluding asbestos and ASIC expenses decreased 10% to US$103.6 million. EBIT including asbestos and ASIC expenses decreased from US$161.1 million to US$105.3 million.

2nd Quarter and Half Year Results at a Glance

US$ Millions	Q2 FY 2013	Q2 FY 2012	% Change	HY FY 2013	HY FY 2012	% Change
Net sales	$334.4	$331.6	1	$674.1	$645.2	4
Gross profit	111.3	112.6	(1)	221.3	220.8	—
EBIT excluding asbestos and ASIC expenses	45.9	58.0	(21)	103.6	114.5	(10)
AICF SG&A expenses	(0.4)	(0.8)	50	(0.7)	(1.4)	50
Asbestos adjustments	(22.4)	86.9	—	2.8	48.7	(94)
ASIC expenses	(0.3)	(0.5)	40	(0.4)	(0.7)	43
EBIT	22.8	143.6	(84)	105.3	161.1	(35)
Net interest (expense) income	—	(1.2)	—	0.2	(2.2)	—
Other income (expense)	0.3	(0.5)	—	0.7	(2.0)	—
Income tax expense	(8.1)	(14.5)	44	(22.7)	(28.5)	20
Net operating profit	15.0	127.4	(88)	83.5	128.4	(35)
Diluted earnings per share (US cents)	3.0	29.0	(90)	19.0	29.2	(35)

For the quarter, net operating profit including asbestos, ASIC expenses and tax adjustments was US$15.0 million, compared to US$127.4 million in the corresponding quarter of the prior year.

For the half year, net operating profit including asbestos, ASIC expenses and tax adjustments decreased from US$128.4 million in the prior corresponding period to US$83.5 million.

Media Release: James Hardie – 2nd Quarter and Half Year FY12	2

The second quarter and half year results for the current financial year included unfavourable and favourable asbestos adjustments of US$22.4 million and US$2.8 million, respectively. For the quarter, the Australian dollar appreciated against the US dollar by 3%, compared to 10% depreciation during the corresponding period last year. For the half year, the Australian dollar appreciated against the US dollar by 1%, compared to 5% depreciation during the corresponding period last year.

	Q2	Q2%		HY	HY	%
US$ Millions	FY 2013	FY 2012	Change	FY 2013	FY 2012	Change
Net operating profit	$15.0	$127.4	(88)	$83.5	$128.4	(35)

Excluding:
Asbestos:
Asbestos adjustments	22.4	(86.9)	—	(2.8)	(48.7)	(94)
AICF SG&A expenses	0.4	0.8	(50)	0.7	1.4	(50)
AICF interest income	(1.1)	(0.9)	(22)	(2.2)	(1.4)	(57)
Tax expense related to asbestos adjustments	0.4	—	—	2.6	—	—
ASIC expenses	0.3	0.5	40	0.4	0.7	43
Tax adjustments	(2.6)	0.3	—	(3.6)	0.2	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$34.8	$41.2	(16)	$78.6	$80.6	(2)

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	7.9	9.4	(16)	17.9	18.3	(2)

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments for the quarter decreased 16% to US7.9 cents, compared to US9.4 cents in the corresponding quarter of the prior year. For the half year, diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments decreased 2% to US17.9 cents compared to US18.3 cents in the corresponding period of the prior year.

USA and Europe Fibre Cement

For the quarter, USA and Europe Fibre Cement EBIT decreased 7% for the quarter from US$47.3 million to US$44.0 million.

For the half year, USA and Europe Fibre Cement EBIT decreased 1% from US$95.3 million in the prior corresponding period to US$94.3 million.

For both the quarter and the half year, EBIT was unfavourably affected by a lower average net sales price, higher fixed unit cost of manufacturing and increased organisational costs due to funding of initiatives to increase capability in anticipation of higher US housing market activity levels in the coming quarters.

These unfavourable movements were partially offset by higher sales volume and lower input costs (primarily freight and pulp).

With regard to pulp, the average Northern Bleached Softwood Kraft (NBSK) pulp price in the quarter was 14% lower than in the equivalent quarter last year and 13% lower than the previous corresponding half year period. NBSK pulp prices reached a peak of US$1,035 per ton in June 2011.

Media Release: James Hardie – 2nd Quarter and Half Year FY12	3

According to the US Census Bureau, single family housing starts, which are one of the key drivers of the company’s performance, were 151,800 in the September 2012 quarter, 29% above the September 2011 quarter.

For the half year, industry data indicates consistent improvement in builder confidence and increased levels of activity in the US housing market during the period, which suggest a sustainable recovery is underway. The company expects the US housing market to outperform the prior year, with a recovery expected to occur at a moderate pace over a protracted period. Although improvement in market indicators is apparent, tight credit conditions, elevated levels of unemployment and low but improving consumer confidence may constrain the rate of growth in the US housing market.

Asia Pacific Fibre Cement

According to Australian Bureau of Statistics data, detached housing approvals, on an original basis, for the six months to 30 September 2012 decreased 7% when compared with the prior corresponding period, reflecting weaker consumer confidence. For the quarter ended 30 September 2012, detached housing approvals increased 4% when compared to the prior corresponding period.

Sales volume in the Australian business declined in the quarter and half year respectively, when measured against the previous corresponding periods.

In the context of the subdued operating environment, the operating earnings of the Australian business reflect gains in market share during the quarter.

For both the quarter and half year, the New Zealand business’ sales volumes increased when compared to the prior corresponding periods. The operating environment in New Zealand, while improving, continues to operate at slightly higher but historically subdued levels.

The Philippines business is performing well and contributed consistent earnings for the quarter and half year, when compared to previous corresponding periods.

Cash Flow

Net operating cash flow moved from net cash generated of US$37.1 million in the corresponding period of the prior year to net cash used of US$7.8 million for the half year. The movement in net operating cash flow was primarily driven by the company’s contribution to AICF of US$45.4 million in July 2012, compared to US$51.5 million in the prior corresponding period. Additionally, during the half year, the company made a tax payment of US$81.3 million in respect of FY 2012 which arose from the conclusion of RCI Pty Ltd’s (“RCI”) disputed amended tax assessment with the Australian Taxation Office (“ATO”).

Net operating cash flow in the corresponding period of the prior year included a tax refund of US$12.3 million and a payment of withholding taxes of US$35.5 million, arising from the company’s corporate structure simplification as announced on 17 May 2011, of which US$32.6 million was recognised as an expense in the final quarter of financial year 2011.

Net capital expenditure for the purchase of property, plant and equipment in the first half of the current financial year increased to US$25.4 million, from US$18.2 million in the same period of the prior year.

Media Release: James Hardie – 2nd Quarter and Half Year FY12	4

Dividends paid during the quarter increased to US$166.4 million, reflecting a payment of US38.0 cents per security, compared to nil in the prior corresponding period.

Outlook

In the US, some encouraging industry data points emerged during the half year, including increased stability of housing values in recent periods, rising builder confidence and significant gains in housing starts, indicating the early stages of a sustainable but protracted recovery appears to be underway. The extent and rate of improvement, however, is uncertain as the US housing industry continues to contend with tight credit conditions, elevated levels of unemployment and low but improving consumer confidence.

The US business is being positioned to accelerate its growth in market share as the housing industry recovery continues. This process involves funding of initiatives to increase capability within the organisation, which may inhibit the level of earnings growth in the initial phase of the recovery. These initiatives are designed to enable the company to grow its overall market position while defending its share in existing market segments, as well as ensuring strong growth in its financial returns in the medium term.

In Australia, the market environment remains subdued despite recent cuts in official interest rates, reflecting low levels of confidence among Australian consumers.

The New Zealand market, while improving, continues to operate at near cyclical lows.

In the Philippines, the business continues to perform well in a stable operating environment.

Full Year Earnings Guidance

The company notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2013 is between US$147 million and US$178 million. Management expects full year earnings excluding asbestos, ASIC expenses and tax adjustments to be between US$140 million and US$150 million assuming, among other things, housing industry conditions in the United States continue to improve, the accounting provision for New Zealand product liability claims remains adequate and that an average exchange rate of approximately US$1.04/A$1.00 applies for the balance of the year ending 31 March 2013. Management cautions that housing market conditions remain uncertain and notes that some input costs remain volatile. The comparable operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments for fiscal year 2012 was US$140.4 million.

Media Release: James Hardie – 2nd Quarter and Half Year FY12	5

Dividend and Future Shareholder Returns

The company today announced an ordinary dividend of US5.0 cents per security. The dividend is declared in US currency and will be paid on 25 January 2012, with a record date of 18 December 2012.

The company expects to be in a position to make further distributions to shareholders in the near term as follows:

(1)	Subject to share price levels, the company intends to distribute approximately US$150 million to shareholders under its existing share buyback program, which expires in May 2013;

(2)	For dividends payable in respect of financial year 2014 onwards, the company intends to increase its dividend payout ratio from 20% to 30% of net operating profit (excluding asbestos adjustments) to 30% to 50% of net operating profit (excluding asbestos adjustments);

(3)	If and to the extent that the company does not undertake share buybacks between today and the announcement of FY 2013 results in May 2013, the company will consider an increase of its dividend payout ratio for financial year 2013. In this event, the dividend in respect of the second half of financial year 2013 is anticipated to be approximately US35.0 cents per security, subject to:

•	an assessment of the current and expected industry conditions in the group’s major markets of the US and Australia;

•	an assessment of the group’s capital requirements, especially for funding of expansion and growth initiatives;

•	global economic conditions and outlook; and

•	total net operating profit (excluding asbestos adjustments) for financial year 2013.

Further Information

Readers are referred to the company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the quarter ended 30 September 2012 for additional information regarding the company’s results, including information regarding income taxes, asbestos and contingent liabilities.

Changes in the company’s asbestos liability (including to reflect changes in foreign exchange rates), ASIC proceedings, New Zealand product liability, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s Condensed Consolidated Financial Statements. Readers are referred to Notes 7, 9 and 10 of the company’s 30 September 2012 Condensed Consolidated Financial Statements for more information about the company’s asbestos liability, ASIC proceedings, New Zealand product liability and income tax related issues, respectively.

END

Media Release: James Hardie – 2nd Quarter and Half Year FY12	6

Media/Analyst Enquiries:

Sean O’ Sullivan	Telephone: +61 2 8274 5246
Vice President Investor and Media Relations	Email: media@jameshardie.com.au

This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, the Management Presentation and the Condensed Consolidated Financial Statements. These documents, along with an audio webcast of the Management Presentation of 15 November 2012, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2012 with the SEC on 2 July 2012.

All holders of the company’s securities may receive, on request, a hard copy of our complete audited consolidated financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Media Release: James Hardie – 2nd Quarter and Half Year FY12	7

Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Financial Measures – US GAAP equivalents

EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales.

Operating profit – is equivalent to the US GAAP measure of income.

Net operating profit – is equivalent to the US GAAP measure of net income.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on Capital Employed – EBIT divided by gross capital employed.

Media Release: James Hardie – 2nd Quarter and Half Year FY12	8

Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos and ASIC expenses – EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q2 FY 2013	Q2 FY 2012	HY FY 2013	HY FY 2012
EBIT	$22.8	$143.6	$105.3	$161.1
Asbestos:
Asbestos adjustments	22.4	(86.9)	(2.8)	(48.7)
AICF SG&A expenses	0.4	0.8	0.7	1.4
ASIC expenses	0.3	0.5	0.4	0.7

EBIT excluding asbestos and ASIC expenses	45.9	58.0	103.6	114.5
Net sales	$334.4	$331.6	$674.1	$645.2
EBIT margin excluding asbestos and ASIC expenses	13.7%	17.5%	15.4%	17.7%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q2 FY 2013	Q2 FY 2012	HY FY 2013	HY FY 2012
Net operating profit	$15.0	$127.4	$83.5	$128.4
Asbestos:
Asbestos adjustments	22.4	(86.9)	(2.8)	(48.7)
AICF SG&A expenses	0.4	0.8	0.7	1.4
AICF interest income	(1.1)	(0.9)	(2.2)	(1.4)
Tax expense related to asbestos adjustments	0.4	—	2.6	—
ASIC expenses	0.3	0.5	0.4	0.7
Tax adjustments	(2.6)	0.3	(3.6)	0.2

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$34.8	$41.2	$78.6	$80.6

Media Release: James Hardie – 2nd Quarter and Half Year FY12	9

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q2 FY 2013	Q2 FY 2012	HY FY 2013	HY FY 2012
Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$34.8	$41.2	$78.6	$80.6
Weighted average common shares outstanding - Diluted (millions)	439.7	440.0	439.3	440.0

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	7.9	9.4	17.9	18.3

Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q2 FY 2013	Q2 FY 2012	HY FY 2013	HY FY 2012
Operating profit before income taxes	$23.1	$141.9	$106.2	$156.9
Asbestos:
Asbestos adjustments	22.4	(86.9)	(2.8)	(48.7)
AICF SG&A expenses	0.4	0.8	0.7	1.4
AICF interest income	(1.1)	(0.9)	(2.2)	(1.4)

Operating profit before income taxes excluding asbestos	$44.8	$54.9	$101.9	$108.2

Income tax expense	(8.1)	(14.5)	(22.7)	(28.5)
Asbestos:
Tax expense related to asbestos adjustments	0.4	—	2.6	—
Tax adjustments	(2.6)	0.3	(3.6)	0.2

Income tax expense excluding tax adjustments	(10.3)	(14.2)	(23.7)	(28.3)

Effective tax rate excluding asbestos and tax adjustments	23.0%	25.9%	23.3%	26.2%

Media Release: James Hardie – 2nd Quarter and Half Year FY12	10

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. Management has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Q2 FY 2013	Q2 FY 2012	HY FY 2013	HY FY 2012
EBIT	$22.8	$143.6	$105.3	$161.1
Depreciation and amortisation	14.7	14.6	30.1	30.8

Adjusted EBITDA	$37.5	$158.2	$135.4	$191.9

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs – General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q2 FY 2013	Q2 FY 2012	HY FY 2013	HY FY 2012
General corporate costs	$7.7	$10.2	$12.1	$17.9
Excluding:
ASIC expenses	(0.3)	(0.5)	(0.4)	(0.7)
Intercompany foreign exchange gain	—	—	5.5	—
Recovery of RCI legal costs	2.7	—	2.7	—

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs	$10.1	$9.7	$19.9	$17.2

Media Release: James Hardie – 2nd Quarter and Half Year FY12	11

Forward-Looking Statements

This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

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